UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Twistee Treat Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    901842203
                                 (CUSIP Number)

                                February 18, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   901842203

1. Names of Reporting Persons: Howard D. Brous

         Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X
         (b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: 535,000 (1)

6. Shared Voting Power:

7. Sole Dispositive Power: 535,000 (1)

8. Shared Dispositive Power:


9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,000 (2)


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row (9): 17.5%

12. Type of Reporting Person (See Instructions): IN - Individual

-----------
(1) Includes 135,000 shares issuable upon exercise of warrants held by the wife of Howard D. Brous, exercisable at $0.085 per share. The warrants included in this Note 1 are part of the 300,000 warrants. Mr. Brous disclaims beneficial ownership of these shares.

(2) Includes 300,000 shares issuable upon exercise of warrants, exercisable at $0.085 per share.

CUSIP No.   901842203

1. Names of Reporting Persons: Robert S. King

         I.R.S. Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X

         (b)

         3. SEC Use Only

4. Citizenship or Place of Organization: United States of America

         Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: 230,000 (1)

6. Shared Voting Power:

7. Sole Dispositive Power: 230,000 (1)

8. Shared Dispositive Power:


9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,000 (2)


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row (9): 17.5%

12. Type of Reporting Person (See Instructions): IN - Individual

-----------
(1) Includes 30,000 shares issuable upon exercise of warrants exercisable at $0.085 per share. The warrants included in this Note 1 are part of the 300,000 warrants.

(2) Includes 300,000 shares issuable upon exercise of warrants, exercisable at $0.085 per share.

CUSIP No.   901842203

1. Names of Reporting Persons: Stephen J. Posner

         I.R.S. Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X

         (b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: 535,000 (1)

6. Shared Voting Power:

7. Sole Dispositive Power: 535,000 (1)

8. Shared Dispositive Power:

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,000 (2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9): 17.5%

12. Type of Reporting Person (See Instructions): IN - Individual

-----------
(1) Includes 135,000 shares issuable upon exercise of warrants, exercisable at $0.085 per share. The warrants included in this Note 1 are part of the 300,000 warrants.

(2) Includes 300,000 shares issuable upon exercise of warrants, exercisable at $0.085 per share.

ITEM 1.

         (a) Name of Issuer: Twistee Treat Corporation

         (b) Address of Issuer's Principal Executive Offices:

                  2983 Ravenswood Road, Ft. Lauderdale FL 33312

ITEM 2.
         (a) Name of Person Filing:

                 Howard D. Brous,
                 Robert S. King,
                 Stephen J. Posner

         (b) Address of Principal Business Office or, if none, Residence:

                 40 Cuttermill Road, Suite 500, Great Neck, NY 11021

         (c) Citizenship: U.S.A. (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number: 901842203

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,300,000 (1)

         (b) Percent of class:

                  17.5%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:

                  As to Mr. Brous: 535,000(2)
                  As to Mr. King: 230,000
                  As to Mr. Posner: 535,000

         (ii) Shared power to vote or to direct the vote: 1,300,000 (1)

         (iii) Sole power to dispose or to direct the disposition of:

                  As to Mr. Brous:   535,000(2)
                  As to Mr. King:    230,000
                  As to Mr. Posner:  535,000


         (iv) Shared power to dispose or to direct the disposition of:
              1,300,000(1)

-----------
(1) Includes 300,000 warrants, exercisable at $0.085 per share. 135,000 of these warrants are held by the wife of Howard D. Brous. Mr. Brous disclaims beneficial ownership of the warrants held by his wife.
(2) Includes 135,000 shares issuable upon exercise of warrants, exercisable at $0.085 per share.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         The members of the group are:
         Howard D. Brous
         Robert S. King
         Stephen J. Posner

Each of the reporting persons specified in Item 8 herein ("Reporting Persons") hereby disclaims any beneficial interest, including, but not limited to, any pecuniary interest in, and any interest in the voting or investment power of, the shares of common stock of Twistee Treat Corporation held by each of the other Reporting Persons. This Schedule 13G is being filed by the Reporting Persons as they believe that in the future the Reporting Persons may agree to vote their common stock of Twistee Treat Corporation. together as a group.

The execution and submission of this Schedule 13G by the Reporting Persons shall not be construed as a statement or admission that the Reporting Persons (i) are acting or have agreed to act as a group, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act are the beneficial owners of any shares other than the shares in which each Reporting Person is specifically identified in this Schedule 13G to have a beneficial interest (i.e., their own individual stockholdings).

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 regarding the joint filing of this Schedule 13G. Except as otherwise disclosed in this Schedule 13G and the Joint Filing Agreement, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and between any and/or all of the Reporting Persons and any other person with respect to any securities of Twistee Treat Corporation, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Howard D. Brous
                                            -------------------
                                            Signature

                                            March 1, 2004
                                            -------------
                                            Date



                                            /s/ Robert S. King
                                            ------------------
                                            Signature

                                            March 1, 2004
                                            -------------
                                            Date


                                            /s/ Stephen J. Posner
                                            ---------------------
                                            Signature



Note: Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13.d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

EXHIBIT 1

                             Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Twistee Treat Corporation and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of March, 2004.


                                  /s/ Howard D. Brous
                                  ----------------------------------------
                                  Signature:  Howard D. Brous



                                  /s/ Robert S. King
                                  ----------------------------------------
                                  Signature:  Robert S. King



                                  /s/ Stephen J. Posner
                                  ----------------------------------------
                                  Signature:  Stephen J. Posner